SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NorthWestern Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

668074305

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

973.912.2100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), §§240.13d-l(f) or §§240.13d-l(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐

(b)☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

1,890,468 (See Item 5)

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

1,890,468 (See Item 5)

10. SHARED DISPOSITIVE POWER

NA

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,890,468 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES

CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.3% (See Item 5)

14. TYPE OF REPORTING PERSON	IA

Item 1. Security and Issuer

This statement relates to the Common Stock (the "Common Stock") of NorthWestern Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 125 South Dakota Avenue, Suite 1100, Sioux Falls, South Dakota 57104.

Item 2. Identity and Background

(a) Name:

Franklin Mutual Advisers, LLC ("FMA")

(b) State of Organization:

Delaware

(c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

Address of Principal Business/Principal Office:

101 John F. Kennedy Parkway
Short Hills, NJ 07078

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, neither FMA nor any person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $42.3 million (including brokerage commissions). All such funds were provided from investment capital of FMA’s respective advisory clients.

Item 4. Purpose of Transaction

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment. On December 15, 2005, FMA sent a letter to the Issuer, a copy of which is attached to this Statement as Exhibit B. In the letter, FMA urged the Board of Directors of the Issuer (the "Board") to commence the due diligence process as soon as possible concerning the proposed acquisition by Black Hills Corporation ("Black Hills"). FMA also objected to the adoption by the Issuer of a shareholders’ rights plan, stating its view that such a plan hinders the consideration of all strategic alternatives and futher entrenches the Issuer’s management.

FMA may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Other than as described above, FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients are the owners of 1,890,468 shares of the Common Stock, representing 5.3% of the outstanding Common Stock. Investment advisory contracts with FMA’s advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the 1934 Act, the beneficial owner of 1,890,468 shares of Common Stock. All percentages of shares of Common Stock owned described in this statement are based upon 35,705,523 shares of Common Stock outstanding at November 1, 2005 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2005.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) of the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMA has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person’s knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A	Executive Officers and Directors of Reporting Persons

Exhibit B	Letter to Issuer from FMA dated December 15, 2005

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 16, 2005

Franklin Mutual Advisers, LLC

/s/ Peter A. Langerman

PETER A. LANGERMAN

President and Chief Executive Officer

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS

Name

Present Principal Occupation/Employment

Residence or Business Address

James R. Baio

Senior Vice President/Chief Financial Officer – FMA

FRI

Philippe Brugere-Trelat

Vice President – FMA

FRI

Michael Embler

Senior Vice President, Chief Investment Officer - FMA

FMA

Barbara J. Green

Secretary - FMA

FRI

Ephraim Karpel

Vice President - Trading

FMA

Peter A. Langerman

President, Chief Executive Officer, Chairman - FMA

FMA

Kenneth A. Lewis

Treasurer - FMA

FMA

Timothy Stearns

Chief Compliance Officer – FMA

FRI

Bradley Takahashi

Vice President - FMA

FMA

Shawn Tumulty

Vice President - FMA

FMA

FRI	Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Parent Company of Franklin/Templeton Distributors, Inc., (the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

FMA	Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund Inc.

Exhibit B

[Franklin Mutual Advisers, LLC letterhead]

December 15, 2005

Dr. E. Linn Draper, Jr.

Chairman of the Board

Michael J. Hanson

President and Chief Executive Officer

NorthWestern Corporation

125 South Dakota Ave., Suite 1100

Sioux Falls, SD 57104

Gentlemen:

Advisory clients of Franklin Mutual Advisers, LLC, primarily the funds comprising the Mutual Series Funds (“Mutual Series”), own 1,890,468 common shares of NorthWestern Corp. (“NorthWestern” or “the Company”). The position represents approximately 5.3% of NorthWestern’s issued and outstanding shares (excluding warrants).

We have analyzed the terms of the existing Montana Public Power Incorporated (“MPPI”) offer, the transaction proposed by Black Hills Corp (“Black Hills”), and the Company’s stand alone plan, and we believe, along with other significant shareholders, that the pursuit of a strategic combination with Black Hills is the most attractive strategy to maximize shareholder value. We believe that the deal, as proposed, represents fair value to the NorthWestern shareholders and we urge the Company to execute a confidentiality agreement and commence the due diligence process as soon as possible. We are not opposed to a modest standstill as part of the confidentiality agreement as we believe that the remaining due diligence will be largely confirmatory in nature and can be completed relatively quickly. Further, given the broad shareholder support for the proposal, we view the continued demands for Black Hills to execute an extended standstill as part of the confidentiality agreement as nothing short of obstructionist behavior. This is particularly true given the Company’s demonstrated unwillingness, whether real or perceived, to give fair consideration to proposals or to enter into good faith negotiations with suitors. In addition, the perceived lack of responsiveness in the months leading up to the press release regarding the proposal is indicative of a possible disconnect in the communication lines between management and the board of directors.

We appreciate the board’s recently expressed willingness to evaluate all strategic alternatives to maximize shareholder value. Such flexibility would be a welcome change to the Company’s recent history. However, the board’s adoption of the shareholders’ rights plan undercuts the board’s stated intentions. The rights plan artificially hinders the consideration of all strategic alternatives and we view it as nothing more than a way for existing management to further entrench itself and to perpetuate its role with the Company and the economic benefits that go along with it. Management and the board have been entrusted to act in the best interests of shareholders. A large percentage of the company’s shareholders have unequivocally communicated their preference for a strategic combination with Black Hills and to ignore them inevitably raises the question of whether the management and the board are fulfilling their duties as fiduciaries to the company’s shareholders.

Sincerely,

FRANKLIN MUTUAL ADVISERS, LLC

By: _______________________________

Shawn Tumulty

Vice President

_________________________

 Mutual Series is registered with the SEC as an investment company under the Investment Company Act of 1940. It or its predecessors have been in business since 1949. More than a million account holders own shares in the various funds comprising Mutual Series. Mutual Series is not a hedge fund.